Exhibit 12.1

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$345,591	$606,819	$564,798	$473,406	$400,389
Fixed charges	5,787,159	7,712,290	6,515,669	4,373,095	2,205,502

Earnings available for fixed charges	$6,132,750	$8,319,109	$7,080,467	$4,846,501	$2,605,891

Fixed charges:
Interest on consolidated obligations	$5,673,829	$7,419,087	$6,263,775	$4,181,838	$2,127,790
Interest on deposits	109,726	266,562	218,831	152,872	59,813
Interest on borrowings from other FHLBanks	136	48	68	33	9
Interest on securities sold under agreement to repurchase	1,607	14,550	23,200	28,776	16,593
Mandatorily redeemable capital stock	1,504	11,307	9,234	9,405	1,239
Interest on other borrowings	357	736	561	171	58

Fixed charges	$5,787,159	$7,712,290	$6,515,669	$4,373,095	$2,205,502

Ratio of earnings to fixed charges	1.06	1.08	1.09	1.11	1.18